EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
$ in thousands except per share data	2015	2014	2015	2014
Earnings per common share
Net income available to common shareholders of Carver Bancorp, Inc.	$437	$111	$451	$491
Weighted average common shares outstanding	3,696,420	3,696,370	3,696,420	3,696,338
Basic earnings per common share	$0.12	$0.03	$0.12	$0.13
Diluted earnings per common share	$0.12	$0.03	$0.12	$0.13